NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Str[redacted], British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Fre[redacted]4) 683-8903
Website: www.novawest.com ... west.com

For Immediate Release

Nickel and Copper Confirmed at the Nickel Royale

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Exchange Listed – Symbol "NWM"
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

August 10, 2004

Novawest Resources Inc. **(the "Company" Symbol "NVE" on the TSX Venture Exchange and "NWM" on the Frankfurt Stock Exchange)** is pleased to announce the completion of eleven diamond drill holes (4926 feet: 1502 metres) on the Nickel Royale Property, east of Thunder Bay, Ontario. Eight of the eleven diamond drill holes intersected disseminated to semi massive (10-15%) sulphide mineralization (pyrrhotite > pyrite > chalcopyrite). The sulphide mineralization occurs as blebs or clots associated to a magnetic pyroxenite unit that is believed to have intruded the granitic rocks. Company geologists believe the sulphide clots or blebs noted within the pyroxenite dike material are from settling or coalescing, which could create significant accumulation. This type of mineralization will be the target of future exploration on the Nickel Royale.

The better intersections are tabulated below:

Hole Number	From Feet	To Feet	Length Feet	Nickel %	Copper %
03	174.4	189.6	15.2	0.55	0.23
04	156.0	184.0	28.0	0.39	0.33
09	165.0	194.5	29.5	0.23	0.21
10	134.0	149.6	15.6	0.22	0.13

The program was designed to test the down dip projections copper and nickel bearing sulphide mineralization and to determine the relationship of the sulphide bearing rocks and the granites.

All samples were analyzed or assayed by ALS Chemex, North Vancouver, BC.. J.G. Clark, P.Geo, a Qualified Person under NI 43-101, supervised the project.

In other company news the Novawest/Cascadia 2004 Raglan program is progressing on schedule. The exploration team is currently investigating the Bravo, Echo, Dragon's Eye, Delta East, Delta West and Thunder prioritized targets. The 2004 exploration and diamond drill program is one of the most extensive and aggressive programs being carried out at Raglan this year. Approximately 10,000 metres (33,000 feet) of diamond drilling will be focused on prioritized target areas along the three Raglan Trends. Shareholders and potential investors will be kept advised of progress on the 727 sq. km Raglan project on a regular basis as exploration continues.

Novawest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.